Principal Life Insurance Company
                             Actuarial Memorandum of
            Flexible Premium Variable Universal Life Insurance Policy
                                Form Number SF608


I.  Plan Description

         This is a flexible premium, flexible benefit policy that provides life insurance coverage payable on the death of the insured while the policy is in force. This contract may be generically described as variable universal life insurance. This policy provides values that vary in accordance with the investment results of the divisions of the separate account.

          A.   Death Benefit
          This policy provides adjustable life insurance coverage payable upon the death of the insured until the Maturity Date.

          Insurance is available under one of three death benefit options. The death benefit depends on the Face Amount, the Accumulated Value and the Premiums paid.

          Death Benefit Option 1 provides an insured amount equal to the Face Amount. Under this option, the death benefit can be thought of as consisting of the Accumulated Value plus a varying net amount at risk. In general, the death benefit will be a level amount, except that it will be calculated to be in compliance with Section 7702 of the Internal Revenue Code which stipulates a minimum net amount at risk for a contract to qualify as life insurance.

          Death Benefit Option 2 provides an insured amount equal to the Face Amount plus the Accumulated Value. This implies a level amount at risk. Again, the death benefit will be calculated to be in compliance with Section 7702 of the Internal Revenue Code.

          Death Benefit Option 3 provides an insured amount equal to the Face Amount plus the premiums paid less withdrawals. Again, the death benefit will be calculated to be in compliance with Section 7702 of the Internal Revenue Code.

          Under any option, the minimum amount insured is $100,000.

          The Death Benefit is equal to the total insured amount less any indebtedness and less any deduction amounts that are not paid.

          B.   Maturity Date and Maturity Value
          The Maturity Date is the policy anniversary next following the insured's attained age 100.

          On the Maturity Date, a Maturity Value equal to the Net Surrender Value will be paid. The Extended Coverage Rider provides the opportunity to extend the payment of the Death Benefit past the Maturity Date to the date of the insured's death.

          C.   Accumulated Value
          Premiums, less a sales load, a charge for premium taxes, and a charge for DAC are credited to the Accumulated Value and are allocated to the fixed account or the divisions of the separate account as directed by the policyholder. The fixed account has an interest rate guarantee of 3%. The separate account has no interest rate guarantee.

          o The sales load is 3.00% assessed on every premium dollar paid through the fifth policy year.

          o Premium tax is 2.20% assessed on every premium dollar for the entire duration of the contract.

          o DAC is 1.25% assessed on every premium dollar for the entire duration of the contract.

          At the beginning of every month, the monthly cost of insurance, the monthly asset based charge, the monthly administration charge, and the monthly charge for any supplemental benefit rider(s) are deducted from the Accumulated Value. The remaining Accumulated Value is credited earnings based on the fixed account or based on the results of the divisions of the separate account. Pro rata earnings are allowed on net premiums received and on withdrawals made during the month.

          D.   Surrender Values
          The Surrender Value is the Accumulated Value less the Surrender Charge. The Net Surrender Value is the Surrender Value less any loan indebtedness.

          During the first ten policy years, a Surrender Charge will be assessed upon total surrender of the policy or termination of the policy when a grace period expires without sufficient premium payment.

          E.   Minimum Monthly Premium
          Paying a minimum level of premium during the first 60 months following the policy date will prevent a contract from entering the grace period during that time. However, if the sum of premium payments during that 60 month period is less than the sum of the Minimum Monthly Premiums and, if at any monthly date, the Net Surrender Value is insufficient to cover the monthly deduction, the policyowner has a 61 day grace period during which to make sufficient premium payments. The current Minimum Monthly Premium is shown on the most recent data page. If sufficient premium payments are not made by the end of the grace period, the remaining value, if any, is returned to the policyowner. The remaining value is the Net Surrender Value on the monthly date at the start of the grace period less the two monthly deductions applicable during the 61 days of the grace period.

          F.   Continuation of Insurance Benefit
          Assuming the minimum premium requirements are met, the policy will continue in force until the Net Surrender Value is insufficient to pay the monthly policy charge. This feature is comparable to the extended term insurance benefit required by the Standard Nonforfeiture Law. At the maturity date, any remaining Net Surrender Value will be paid to the beneficiary.

          G.   Flexibility
          Premiums - Subject to Internal Revenue Code and underwriting limits, the premiums are not scheduled and may be changed at the policyowner's option. The policy data page lists the Minimum Monthly Premium and the Planned Periodic Premium. Any premium payment that would disqualify the contract as life insurance, according to federal or state laws and regulations, will be returned.

          Face Amount - the face amount of the contract may be increased, subject to the Company's current underwriting guidelines, or it may be decreased, subject to the Company's minimum amount requirements. Any requested increase in the face amount will result in the imposition of a surrender charge based on the increase in target premium attributable to that face increase.

          Partial Surrenders - A partial surrender from the Accumulated Value may be made subject to limits specified in the policy. There is no charge for taking this partial surrender.

          Investment Allocations - The policyowner may change the investment allocation percentages at any time.


II.  Basis of Values

          A.   Accumulation Rate

          The policyowner may place deposits in the fixed account or any of the divisions of the separate account that are listed below. The earnings rate on the Accumulated Value is based on either or both of o the earnings of the divisions of the separate account o the earnings of the fixed account.

          The proportion of money allocated to these options is at the policyholder's discretion.

          At issue, the policyowner specifies how the net premiums and deductions are to be allocated between the separate account funds and the fixed account. They may change that option at any time. The separate account choices are:

         Principal Variable Contracts Fund, Inc.:
         ---------------------------------------
         Asset Allocation Account               MicroCap Account
         Balanced Account                       MidCap Account
         Bond Account                           MidCap Growth Account
         Capital Value Account                  MidCap Growth Equity Account
         Equity Growth Account                  MidCap Value Account
         Government Securities Account          Money Market Account
         Growth Account                         Real Estate Account
         International Account                  SmallCap Account
         International SmallCap Account         SmallCap Growth Account
         LargeCap Growth                        SmallCap Value Account
         LargeCap Stock Index                   Utilities Account

         AIM V.I.:
         --------
                  Growth Fund
                  Growth and Income Fund
                  Value Fund
         American Century VP:
         -------------------
                  Income and Growth
                  Ultra
         Dreyfus Investment Portfolios:
         -----------------------------
                  Discovery Portfolio
         Fidelity:
                  Contrafund Portfolio
                  Equity-Income Portfolio
                  High Income Portfolio
         INVESCO VIF:
         -----------
                  Dynamics Fund
                  Health Sciences Fund
                  Small Company Growth Fund
                  Technology Fund
         Janus Aspen Series:
         ------------------
                   Aggressive Growth Portfolio
         Putnam:
                  Global Asset Allocation Fund
                  Vista Fund
                  Voyager Fund

         The amounts allocated to the separate account funds are used to purchase or redeem units in the respective funds. The number of units purchased or redeemed equals the amount of the transaction divided by the unit value. The earnings on the Accumulated Value resulting from the separate account funds are equal to the changes in the unit value of each fund's units. The Accumulated Value at any point in time is the number of units of each fund multiplied by the unit value of each respective fund.

         The amount allocated to the fixed account is deposited into the fixed account and earns interest based on fixed account performance. All money deposited into the fixed account is rolled over into the new money rate over a period of years.

         Subject to the terms of the contract, the policyowner may request that some or all of the value in one fund be transferred to another fund.

         If the policyowner requests a loan, the requested amount is transferred from the fund or funds designated by the policyowner to the loaned account. Interest will be credited on the loaned amounts at the annual rate of 4%. Interest will be charged on the loan at an annual rate of 5.5% for the first 10 policy years and 3.8% thereafter.

         B.  Cost of Insurance Rate
         For standard lives, guaranteed maximum cost of insurance rates used in the calculation of Accumulated Values are based on the 1980 Commissioners' Standard Ordinary Tables, age last birthday. There are separate tables for males and females. The rates assume that deaths occurring during the period result in claims payable at the end of the period. Appropriate actuarial adjustments will be made for insureds with a substandard rating class. The Company may use lower cost of insurance rates than those guaranteed.

         C.  Expense Charges
         Each premium received is reduced by 2.2% for state and local premium tax and 1.25% for Federal DAC tax. For the first five policy years, premium will also be reduced by 3% for sales load. In addition, there is an asset based charge assessed on balances in the separate account, the fixed account and the loan account. This charge is guaranteed not to exceed an annual charge of 0.70%.

         D.  Transfer Charge
         Transfers may be made between the divisions of the separate account. Twelve such transfers may be made each year without charge. We reserve the right to charge $25 for each transfer after the first twelve.

         E.  Monthly Administration Charge
         A monthly administration charge to cover administrative expenses will be assessed. It is guaranteed not to exceed $25 per month.

III.     Standard Nonforfeiture Law Compliance

         The maximum Surrender Charge is based on the target premium of the contract. Target premium is based on the face amount of the contract. The surrender charge applies for 10 years following issue or increase in coverage.

         The surrender charges have been tested and are less than the maximums allowed as prescribed under the Standard Nonforfeiture Law. The maximum surrender charge at any duration is not greater than the unamortized portion of the initial expense allowance. See Table 1 and Table 2 attachments.

IV.      Statutory Reserves

          The reserves will be based on the Commissioners Reserve Valuation Method. It will equal or exceed the Surrender Value.

          Additional reserves are held for the guaranteed minimum death benefit provided for by the Death Benefit Guarantee rider. These reserves are calculated according to the requirements in the NAIC Variable Life Insurance Model Regulation as amended in December, 1988.


                                                ------------------------

                                                Lisa Butterbaugh, FSA, MAAA
                                                Actuary